Important Notice:


The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage
(Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.


Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly. The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.


Form 14-02-12160 (ed. 7/2006)





      IMPORTANT NOTICE TO POLICYHOLDERS



All of the members of the Chubb Group of Insurance companies doing business in the United
States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents("producers").
Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

      Thank you for choosing Chubb.


10-02-1295 (ed. 6/2007)





Chubb Group of Insurance Companies DECLARATIONS
FINANCIAL INSTITUTION INVESTMENT
15 Mountain View Road, Warren, New Jersey 07059COMPANY ASSET PROTECTION
BOND

NAME OF ASSURED (including its Subsidiaries): Bond Number: 70437118 PRECIDIAN ETFS TRUST
FEDERAL INSURANCE COMPANY

350 MAIN ST., SUITE 9   Incorporated under
the laws of Indiana
BEDMINSTER, NJ 079212689 a stock insurance company herein called the
COMPANY
             Capital Center, 251 North Illinois, Suite 1100
             Indianapolis, IN 46204-1927

ITEM 1.BOND PERIOD:from12:01 a.m. onMay 20, 2011
          to12:01 a.m. onMay 20, 2012

ITEM 2.LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

               DEDUCTIBLE
INSURING CLAUSE  LIMIT OF LIABILITYAMOUNT
1.Employee   $250,000$5,000
2.On Premises  $250,000$5,000
3.In Transit   $250,000$5,000
4.Forgery or Alteration  $250,000$5,000
5.Extended Forgery  $250,000$5,000
6.Counterfeit Money  $250,000$5,000
7.Threats to Person  $250,000$5,000
8.Computer System  $250,000$5,000
9.Voice Initiated Funds Transfer Instruction$250,000$5,000
10.Uncollectible Items of Deposit $50,000$5,000
11.Audit Expense  $50,000$5,000


ITEM 3.THE LIABILITY OF THE COMPANY IS ALSO
SUBJECT TO THE TERMS OF THE
FOLLOWING ENDORSEMENTS EXECUTED
 SIMULTANEOUSLY HEREWITH:
         1 - 7

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.






ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98)Page 1 of 1







The COMPANY, in consideration of payment
 of the required premium, and in
reliance on the APPLICATION and all
 other statements made and information
furnished to the COMPANY by the ASSURED,
 and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay  the ASSURED for:


   Insuring Clauses


Employee1.Loss resulting directly from
Larceny or Embezzlement committed by any Employee, alone or in collusion with others.






On Premises2.Loss of Property resulting directly
 from robbery, burglary,
false pretenses,common law or statutory larceny,
 misplacement, mysterious unexplainable
disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such
Property is lodged or deposited at premises located anywhere.


In Transit3.Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:

a.in an armored motor vehicle, including loading and unloading thereof,

b.in the custody of a natural person acting as a messenger of the
ASSURED,or

c.in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

(1)written records,
(2)securities issued in registered form, which are not endorsed or are restrictively endorsed, or
(3)negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.



 ICAP Bond (5-98)
 Form 17-02-1421 (Ed. 5-98)Page 1 of 19







Insuring Clauses
      (continued)


Forgery Or Alteration4.Loss resulting directly from:

a.Forgery on, or fraudulent material
alteration of, any bills of
exchange, checks, drafts, acceptances,
certificates of deposits, promissory
notes, due bills, money orders,
orders upon public treasuries,
letters of credit, other
written promises, orders or directions
to pay sums certain in money,
or
receipts for the withdrawal of Property, or

b.transferring, paying or delivering
any funds or other Property, or
establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment
Company, or of any financial
institution or Employee but which
instructions, advices or
applications either
bear a Forgery or have been
fraudulently materially altered without
the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee;

excluding, however, under this INSURING CLAUSE any loss covered under
INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING
CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery5.Loss resulting directly from the ASSURED having, in good faith, and in theordinary course of business, for its own account or the account of others in any capacity:

a.acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed iability, in reliance on any original
Securities, documents or other written
instruments which prove to:

(1)bear a Forgery or a fraudulently material alteration,

(2)have been lost or stolen, or

(3)be Counterfeit, or

b.guaranteed in writing or witnessed any signatures on any transfer,assignment, bill of sale, power of attorney, guarantee, endorsement or otherobligation upon or in connection with any Securities, documents or other written instruments.

Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an
Employee, Custodian, or a Federal or
State chartered deposit
institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.



  ICAP Bond (5-98)
  Form 17-02-1421 (Ed. 5-98)Page 2 of 19







      Insuring Clauses


Extended Forgery For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile
(continued) signature is treated the same as a handwritten signature.


Counterfeit Money6.Loss resulting
directly from the receipt by the ASSURED in good faith of any Counterfeit money.


Threats To Person7.Loss resulting directly
 from surrender of Property away
from an office of the ASSURED as a result
 of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in
 Section 1.e. (1), (2) and (5), a
Relative or invitee of such Employee, or
 a resident of the household of such
Employee, who is, or allegedly is, being
 held captive provided, however, that prior to the surrender of such Property:

 a.the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

 b.the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law
enforcement authorities concerning such
threat.

It is agreed that for purposes of this
INSURING CLAUSE, any Employee of
the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.


Computer System8.Loss resulting directly from fraudulent:
a.entries of data into, or

b.changes of data elements or programs within,

a Computer System, provided the
fraudulent entry or change causes:

  (1)funds or other property to be transferred, paid or delivered,

  (2)an account of the ASSURED or of its
customer to be added, deleted,
    debited or credited, or

  (3)an unauthorized account or a
fictitious account to be debited or credited.



      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 3 of 19







      Insuring Clauses
      (continued)


Voice Initiated Funds9.Loss resulting directly from Voice Initiated Funds
Transfer Instruction directed
Transfer Instruction  to the ASSURED
authorizing the transfer of dividends
or redemption proceeds of
Investment Company shares from a
Customer's account, provided such
Voice Initiated Funds Transfer Instruction was:

a.received at the ASSURED'S offices
by those Employees of the ASSURED
specifically authorized to receive
the Voice Initiated Funds Transfer
Instruction,

b.made by a person purporting to be a Customer, and

c.made by said person for the
purpose of causing the ASSURED or
Customer to sustain a loss or making an
improper personal financial gain for
such person or any other person.

In order for coverage to apply under this
 INSURING CLAUSE, all Voice
Initiated Funds Transfer Instructions
 must be received and processed in
accordance with
the Designated Procedures outlined
in the APPLICATION furnished to the
COMPANY.


Uncollectible Items of10.Loss resulting directly from the ASSURED having credited an account of a Deposit customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

a.redemptions or withdrawals to be permitted,

b.shares to be issued, or

c.dividends to be paid, from an account
of an Investment Company.

In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

Items of Deposit shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.


Audit Expense11.Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.



      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 4 of 19







      General Agreements


Additional CompaniesA.If more than one corporation, or Investment Company, or any combination of
Included As Assured them is included as the ASSURED herein:

(1)The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

(2)Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond.
The COMPANY shall furnish each Investment
Company with a copy of the
Bond and with any amendment thereto,
together with a copy of each
formal filing of claim by any other named
ASSURED and notification of the
terms of the settlement of each such claim prior to the execution of such settlement.

(3)The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

(4)Knowledge possessed or discovery made by any partner, director, trustee,officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

(5)If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.


Representation Made ByB.The ASSURED represents that all information it has furnished in the Assured APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation,
omission, concealment or incorrect
statement of a material fact, in the
APPLICATION or otherwise, shall be grounds for recision of this Bond.



      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 5 of 19







General Agreements
(continued)

Additional Offices OrC.If the ASSURED, other than an Investment Company, while this Bond is in force, Employees -
Consolidation, merges or
consolidates with, or purchases or
acquires assets or liabilities of
Merger Or Purchase Or another institution, the ASSURED shall not have the coverage afforded under this
Acquisition Of Assets Or Bond for loss which has:
Liabilities - Notice To Company

(1)occurred or will occur on premises, or
(2)been caused or will be caused by an employee, or
(3)arisen or will arise out
of the assets or liabilities,
of such institution, unless the ASSURED:

a. gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and
b. obtains the written consent of
the COMPANY to extend some or all of
the coverage provided by this Bond
to such additional exposure, and
c. on obtaining such consent, pays to
the COMPANY an additional premium.


Change Of Control -D.When the ASSURED learns of a change in control (other than in an Investment
Notice To Company Company), as set forth in
Section 2(a) (9) of the
Investment Company Act of 1940,
the ASSURED shall within
sixty (60) days give written notice to
the COMPANY setting forth:

(1)the names of the transferors and
transferees (or the names of the
beneficial owners if the voting
securities are registered in another name),

(2)the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(3)the total number of outstanding voting securities.
Failure to give the required notice
shall result in termination of
coverage for any loss involving a
transferee, to be effective on the date of such change in control.


Court Costs AndE.The COMPANY will indemnify the ASSURED for court costs and reasonable Attorneys' Fees attorneys' fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

(1)an Employee admits to being guilty
of Larceny or Embezzlement,

(2)an Employee is adjudicated to be
guilty of Larceny or Embezzlement,
or



    ICAP Bond (5-98)
    Form 17-02-1421 (Ed. 5-98)Page 6 of 19







 General Agreements


Court Costs And(3)in the absence of 1
or 2 above, an arbitration panel
agrees, after a review of Attorneys'
Fees an agreed
statement of facts between the COMPANY and the ASSURED, (continued) that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

The ASSURED shall promptly give notice
to the COMPANY of any such suit or
legal proceeding and at the request of
the COMPANY shall furnish copies
of all pleadings and pertinent papers
to the COMPANY. The COMPANY may, at its
sole option, elect to conduct the
defense of all or part of such legal
proceeding.The defense by the COMPANY
shall be in the name of the ASSURED through attorneys selected by the COMPANY. The
ASSURED shall provide all
reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the
ASSURED, no settlement without the
prior written consent of the COMPANY
nor judgment against the ASSURED
shall determine the existence, extent
or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the
DEDUCTIBLE AMOUNT, if any, the COMPANY
shall have no liability for court
costs and attorney's fees incurred in
defending all or part of such suit
or legalproceeding.

If the amount demanded in any such suit
or legal proceeding is in excess
of the LIMIT OF LIABILITY stated in I
TEM 2. of the DECLARATIONS for the
applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the
DECLARATIONS for the applicable
INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in
ITEM 2.of the DECLARATIONS for the applicable
INSURING CLAUSE, the
COMPANY'S liability for court costs and
attorney's fees incurred in
defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court
costs and attorneys' fees shall be
in addition to the LIMIT OF LIABILITY
 stated in ITEM 2. of the DECLARATIONS.



      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 7 of 19







      Conditions And
      Limitations


Definitions1.As used in this Bond:

a.Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the
ASSURED.

b.Counterfeit means an imitation of an
actual valid original which is
intended to deceive and be taken as the
original.

c.Custodian means the institution
designated by an Investment Company
to maintain possession and control
of its assets.

d.Customer means an individual,
corporate, partnership, trust customer,
shareholder or subscriber of an Investment
Company which has a written
agreement with the ASSURED for Voice
Initiated Funds Transfer
Instruction.

e.Employee means:

(1)an officer of the ASSURED,

(2)a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal
Revenue Service Form W-2 or equivalent
income reporting plans of
other countries, and whom the ASSURED
has the right to control and
direct both as to the result to be
accomplished and details and
mean by which such result is
accomplished in the performance of such
service,

(3)a guest student pursuing studies or
performing duties in any of the
ASSURED'S premises,

(4)an attorney retained by the
ASSURED and an employee of such
 attorney while either is
performing legal services for the ASSURED,

(5)a natural person provided by an
employment contractor to perform
employee duties for the ASSURED
under the ASSURED'S supervision
at any of the ASSURED'S premises,

(6)an employee of an institution
merged or consolidated with the
ASSURED prior to the effective
date of this Bond,

(7)a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or



      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 8 of 19







      Conditions And
      Limitations


Definitions(8)each natural person, partnership or corporation authorized by written (continued) agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

a.creating, preparing, modifying
or maintaining the ASSURED'S
computer software or programs, or

b.acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

(9)any partner, officer or employee
of an investment advisor, an
underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment
Company while performing acts coming
within the scope of the customary and
usual duties of an officer or
employee of an Investment Company or
acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

The term Employee shall not include
any partner, officer or employee of
a transfer agent, shareholder accounting recordkeeper or administrator:

a.which is not an "affiliated person"
(as defined in Section 2(a) of
the Investment Company Act of 1940) of an Investment Company or of the investment advisor or underwriter
(distributor) of such Investment
Company, or

b.which is a "bank" (as defined
in Section 2(a) of the Investment
Company Act of 1940).

This Bond does not afford coverage in
favor of the employers of
persons as set forth in e. (4), (5) and
(8) above, and upon payment to
the ASSURED by the COMPANY resulting
directly from Larceny or
Embezzlement committed by any of the
partners, officers or
employees of such employers, whether
acting alone or in collusion with
others, an assignment of such of the
ASSURED'S rights and causes of
action as it may have against such
employers by reason of such acts
so committed shall, to the extent of
such payment, be given by the
ASSURED to the COMPANY, and the
ASSURED shall execute all
papers necessary to secure to the
COMPANY the rights provided for
herein.

Each employer of persons as set forth
in e.(4), (5) and (8) above and
the partners, officers and other
employees of such employers shall
collectively be deemed to be one
person for all the purposes of this Bond;
excepting, however, the fifth paragraph
of Section 13.

Independent contractors not specified
in e.(4), (5) or (8) above,
intermediaries, agents, brokers or
other representatives of the same
general character shall not be
considered Employees.



      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 9 of 19







      Conditions And
      Limitations


Definitions f.Forgery means the signing of the name of another natural person with the (continued) intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

g.Investment Company means any investment company registered under the
Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

h.Items of Deposit means one or more
checks or drafts drawn upon a
financial institution in the United States of America.

i.Larceny or Embezzlement means larceny or embezzlement as defined in
Section 37 of the Investment Company Act of 1940.

j.Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company
Act of 1940, any other certificate
of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances;
checks; withdrawal orders;
money orders; travelers' letters of credit;
bills of lading; abstracts of
title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business
(but excluding all electronic
data processing records); and, all other instruments similar to or in the nature of the foregoing in which the
 ASSURED acquired an interest at the time of the ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

k.Relative means the spouse of an
Employee or partner of the ASSURED
and any unmarried child supported
wholly by, or living in the home of,
such Employee or partner and being
related to them by blood, marriage or
legal guardianship.

l.Securities, documents or other written instruments means original
(including original counterparts)
negotiable or non-negotiable
instruments, or assignments thereof,
which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.



      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 10 of 19







      Conditions And
      Limitations


Definitions  m.Subsidiary means
any organization that, at the inception
date of this Bond (continued) is named in the APPLICATION or is created during the BOND
PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

n.Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

o.Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

p.Voice Initiated Redemption means
any redemption of shares issued by
an Investment Company which is requested by voice over the telephone.

q.Voice Initiated Funds Transfer
Instruction means any Voice Initiated
Redemption or Voice Initiated Election.
For the purposes of these definitions,
the singular includes the plural
and the plural includes the singular,
unless otherwise indicated.


General Exclusions -2.This bond does
not directly or indirectly cover:
Applicable to All Insuring  a.loss not
reported to the COMPANY in writing
within sixty (60) days after
 Clauses   termination of this Bond as an entirety;

b.loss due to riot or civil commotion
outside the United States of
America and Canada, or any loss due to
military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

c.loss resulting from the effects of
nuclear fission or fusion or
radioactivity;

d.loss of potential income including,
but not limited to, interest and
dividends not realized by the ASSURED
or by any customer of the ASSURED;

e.damages of any type for which the
ASSURED is legally liable, except
compensatory damages, but not multiples
thereof, arising from a loss
covered under this Bond;

f.costs, fees and expenses incurred
by the ASSURED in establishing the
existence of or amount of loss under
this Bond, except to the extent
covered under INSURING CLAUSE 11.;

g.loss resulting from indirect or
consequential loss of any nature;



      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 11 of 19







      Conditions And
      Limitations

General Exclusions -

h.loss resulting from dishonest acts by any member
of the Board of Directors
Applicable to All Insuring   or Board of
Trustees of the ASSURED who is
not an Employee, acting
Clauses   alone or in collusion with others;
(continued) i.loss, or that part of any loss, resulting solely from any violation by the
ASSURED or by any Employee:

(1)of any law regulating:

 a.the issuance, purchase or sale of securities,

 b.securities transactions on security or commodity exchanges or the over the counter market,

 c.investment companies,

 d.investment advisors, or

(2)of any rule or regulation made pursuant to any such law; or

j.loss of confidential information, material or data;

k.loss resulting from voice requests or
instructions received over the
telephone, provided however, this Section
2.k. shall not apply to
INSURING CLAUSE 7. or 9.


Specific Exclusions -3.This Bond does not
directly or indirectly cover:
Applicable To All Insuring  a.loss caused
by an Employee, provided,
however, this Section 3.a. shall not
Clauses Except Insuring   apply to
loss covered under INSURING CLAUSE 2.
or 3. which results

Clause 1.   directly from misplacement,
mysterious unexplainable
disappearance, or damage or destruction
of Property;

b.loss through the surrender of
property away from premises of the
ASSURED as a result of a threat:

(1)to do bodily harm to any natural
person, except loss of Property in
transit in the custody of any person
acting as messenger of the
ASSURED, provided that when such
transit was initiated there was no
knowledge by the ASSURED of any such
threat, and provided further
that this Section 3.b. shall not
apply to INSURING CLAUSE 7., or

(2)to do damage to the premises or
Property of the ASSURED;

c.loss resulting from payments made
or withdrawals from any account
involving erroneous credits to such account;

d.loss involving Items of Deposit
which are not finally paid for any
reason provided however, that this
Section 3.d. shall not apply to INSURING
CLAUSE 10.;

e.loss of property while in the mail;



      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 12 of 19







      Conditions And
      Limitations


Specific Exclusions -
f.loss resulting from the failure for any reason of
a financial or depository Applicable To All Insuring
institution, its receiver or other liquidator
to pay or deliver funds or other
Clauses Except Insuring   Property to the ASSURED
provided further that
this Section 3.f. shall not
Clause 1.   apply to loss of Property resulting
directly from robbery,
burglary, (continued)   misplacement, mysterious
unexplainable disappearance,
damage, destruction or removal from the possession, custody or control of the
ASSURED.

g.loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g.
shall not apply to INSURING
CLAUSE 3.;


h.loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the
ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's Computer System; or

i.loss resulting directly or indirectly from the input of data into a Computer System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.


Specific Exclusions -4.This bond does not
directly or indirectly cover:
Applicable To All Insuring  a.loss resulting
from the complete or partial
non-payment of or default on any
Clauses Except Insuring   loan whether such
loan was procured in good
faith or through trick, artifice,
Clauses 1., 4., And 5.   fraud or false
pretenses; provided, however, this
Section 4.

a. shall not apply
to INSURING CLAUSE 8.;


b.loss resulting from forgery or any alteration;


c.loss involving a counterfeit provided, however, this Section 4.c.
shall not apply to INSURING CLAUSE 5. or 6.


Limit Of Liability/Non-5.At all times prior to termination of this Bond, this Bond shall continue in force for Reduction And Non- the limit stated in the applicable sections of ITEM 2.
of the DECLARATIONS, Accumulation Of Liability notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

a.any one act of burglary, robbery or hold-up, or attempt thereat, in which no Employee is concerned or implicated, or

b.any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or

c.all acts, other than those specified in a.
above, of any one person,
or



      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 13 of 19







      Conditions And
      Limitations


Limit Of Liability/Non- d.any one casualty or event other than those specified in a., b., or c. above, Reduction And Non- shall be deemed to be one loss and shall be limited to the applicable LIMIT OF
Accumulation Of Liability  LIABILITY stated in
ITEM 2. of the DECLARATIONS
of this Bond irrespective of
(continued) the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

i.directly or indirectly aid in any way
wrongful acts of any other
person or persons, or

ii.permit the continuation of wrongful
acts of any other person or
persons whether such acts are committed
with or without the knowledge of the
wrongful acts of the person so aided,
and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.


Discovery6.This Bond applies only to
loss first discovered by an officer
of the ASSURED during the BOND PERIOD.
Discovery occurs at the earlier of an officer of the ASSURED being aware of:


a.facts which may subsequently result
in a loss of a type covered by
this Bond,

or


b.an actual or potential claim in
which it is alleged that the ASSURED
is liable to a third party, regardless
of when the act or acts causing or
contributing to such loss
occurred, even though the amount of
loss does not exceed the applicable
DEDUCTIBLE AMOUNT, or the exact amount
or details of loss may not then be known.


Notice To Company -7.a.The ASSURED shall give the COMPANY notice thereof at the earliest Proof - Legal Proceedings practicable moment, not to exceed sixty (60) days after discovery of loss, in Against
Company an amount that is in excess of 50% of the applicable
DEDUCTIBLE AMOUNT, as stated in
ITEM 2. of the DECLARATIONS.

b.The ASSURED shall furnish to the
COMPANY proof of loss, duly sworn
to, with full particulars within six
(6) months after such discovery.


c.Securities listed in a proof of
loss shall be identified by
certificate or bond numbers, if issued with them.


d.Legal proceedings for the recovery of
any loss under this Bond shall
not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.


e.This Bond affords coverage only in
favor of the ASSURED. No claim,
suit, action or legal proceedings shall
be brought under this Bond by anyone
other than the ASSURED.



      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 14 of 19







      Conditions And
      Limitations


Notice To Company -  f.Proof of loss involving
Voice Initiated Funds
Transfer Instruction shall Proof - Legal
Proceedings   include electronic
recordings of such
instructions. Against Company
(continued)


Deductible Amount8.The COMPANY shall not be liable under any INSURING
CLAUSES of this Bond on account of loss
unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable
LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

There shall be no deductible applicable
to any loss under INSURING
CLAUSE 1. sustained by any Investment Company.


Valuation9.BOOKS OF ACCOUNT OR OTHER RECORDS
The value of any loss of Property
consisting of books of account or
other records used by the ASSURED
in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

The value of any loss of Property
other than books of account or other
records used by the ASSURED in the
conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

In the case of a loss of interim
certificates, warrants, rights or
other securities, the production
of which is necessary to the exercise
of subscription,
conversion, redemption or deposit
privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such
Property or for such privileges,
the value shall be fixed by agreement
between the
parties.

OTHER PROPERTY

The value of any loss of Property,
other than as stated above, shall be
the actual cash value or the cost of
repairing or replacing such Property with Property of like quality and value, whichever is less.



      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 15 of 19







      Conditions And
      Limitations
      (continued)


Securities Settlement10.In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

The indemnity required from the ASSURED
under the terms of this Section
against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

a.for securities having a value less than or equal to the applicable
DEDUCTIBLE AMOUNT - one hundred (100%)
percent;

b.for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the
DEDUCTIBLE AMOUNT bears to the value of the securities;

c.for securities having a value
greater than the applicable LIMIT OF
LIABILITY - the percentage that the
 DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section
10.a., b., and c. is the value in
accordance with Section 9, VALUATION,
regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

The COMPANY is not required to issue
its indemnity for any portion of a
loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion
of the Company's premium charge
for the Company's indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.


Subrogation - Assignment - 11. In the
event of a payment under this Bond,
the COMPANY shall be subrogated to Recovery all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:


a.first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable
LIMIT OF LIABILITY,


b.second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,


c.third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE
AMOUNT, and



      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 16 of 19







      Conditions And
      Limitations


Subrogation - Assignment -  d.fourth, to the
ASSURED in satisfaction of
any loss suffered by the Recovery   ASSURED
which was not covered under this Bond.
(continued) Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.


Cooperation Of Assured12.At the COMPANY'S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:


a.submit to examination by the COMPANY and subscribe to the same under oath,


b.produce for the COMPANY'S examination
all pertinent records, and


c.cooperate with the COMPANY in all matters pertaining to the loss.
The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond.
The ASSURED shall do nothing after loss to prejudice such rights or causes of action.


Termination13.If the Bond is for a sole
ASSURED, it shall not be
terminated unless written notice shall
have been given by the acting party to the affected party and to the Securities and Exchange Commission,
Washington, D.C., not less than
sixty (60) days prior to the
effective date of such termination.

If the Bond is for a joint ASSURED, it
shall not be terminated unless
written notice shall have been given by
the acting party to the affected party, and by the COMPANY to all ASSURED Investment
Companies and to the Securities and
Exchange Commission, Washington, D.C.,
not less than sixty (60) days
prior to the effective date of such
termination.

This Bond will terminate as to any
one ASSURED, other than an
Investment Company:


a.immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or


b.immediately on the filing of a
petition under any State or Federal
statute relative to bankruptcy or
reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

c.immediately upon such ASSURED
ceasing to exist, whether through
merger into another entity, disposition
of all of its assets or otherwise.

The COMPANY shall refund the unearned
premium computed at short rates
in accordance with the standard
short rate cancellation tables if
terminated by the ASSURED or pro rata
if terminated for any other reason.



      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 17 of 19







      Conditions And
      Limitations


Termination  If any partner, director,
trustee, or officer or supervisory
employee of an (continued)  ASSURED not
acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:


a.shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this Bond; and


b.within forty-eight (48) hours of
learning that an Employee has
committed any dishonest act, shall
notify the COMPANY, of such action and
provide full particulars of such dishonest act.

The COMPANY may terminate coverage as
respects any Employee sixty (60)
days after written notice is received
by each ASSURED Investment
Company and the Securities and Exchange
Commission, Washington, D.C. of its
desire to terminate this Bond as to such Employee.


Other Insurance14.Coverage under this
Bond shall apply only as excess over
any valid and collectible insurance,
indemnity or suretyship obtained by or
on behalf of:


a.the ASSURED,


b.a Transportation Company, or


c.another entity on whose premises the
loss occurred or which employed
the person causing the loss or engaged
 the messenger conveying the
Property involved.


Conformity15.If any limitation within
this Bond is prohibited by any law
controlling this Bond's construction,
such limitation shall be deemed to be
amended so as to
equal the minimum period of limitation
provided by such law.


Change or Modification16.This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

If this Bond is for a sole ASSURED, no
change or modification which
would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.



      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 18 of 19







      Conditions And
      Limitations


Change or ModificationIf this Bond is for a joint ASSURED, no charge or modification which would (continued)adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment
Companies and to the Securities and Exchange
Commission, Washington, D.C., by the
COMPANY.



      ICAP Bond (5-98)
      Form 17-02-1421 (Ed. 5-98)Page 19 of 19







          FEDERAL INSURANCE COMPANY

          Endorsement No. 1

          Bond Number: 70437118

      NAME OF ASSURED: PRECIDIAN ETFS TRUST



REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended
by deleting ITEM 2. in its entirety
on the DECLARATIONS and substituting
the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below
opposite any specified INSURING CLAUSE,
such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under NSURING CLAUSE 1 sustained by any Investment Company.

         SINGLE LOSS DEDUCTIBLE
 INSURING CLAUSELIMIT OF LIABILITY AMOUNT
 1.Employee$250,000 $5,000
 2.On Premises$250,000 $5,000
 3.In Transit$250,000 $5,000
 4.Forgery or Alteration$250,000 $5,000
 5.Extended Forgery$250,000 $5,000
 6.Counterfeit Money$250,000 $5,000
 7.Threats to Person$250,000 $5,000
 8.Computer System$250,000 $5,000
 9.Voice Initiated Funds Transfer Instruction$250,000 $5,000
 10.Uncollectible Items of Deposit$50,000 $5,000
 11.Audit Expense$50,000 $5,000
 12.Stop Payment$50,000$5,000
 13.Unauthorized Signature$250,000$5,000
 14.Telefacsimile$250,000$5,000


This Endorsement applies to loss discovered after 12:01 a.m. on May 20, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND
REMAIN UNCHANGED.


Date: June 24, 2011




      ICAP Bond
      Form 17-02-1582 (Ed. 5-98)Page 1







             FEDERAL INSURANCE COMPANY
             Endorsement No.:2
             Bond Number:70437118


NAME OF ASSURED: PRECIDIAN ETFS TRUST
STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK
ENDORSEMENT
It is agreed that this Bond is amended as follows:
1. By adding the following INSURING CLAUSE:
"12.Stop Payment Order or Refusal to Pay Check
Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:

a. complying or failing to comply with
notice from any customer of
the ASSURED or any authorized
representative of such customer,
to stop payment on any
check or draft made or drawn upon or
against the ASSURED by such customer or by any authorized representative of such customer, or

b. refusing to pay any check or draft
made or drawn upon or against
the ASSURED by any customer of the
ASSURED or by any authorized
representative of such customer."

2. By adding the following Specific Exclusion:
"Section 4.A. Specific Exclusions - Applicable to INSURING CLAUSE 12

This Bond does not directly or indirectly cover:

a. liability assumed by the ASSURED
by agreement under any contract,
unless such liability would have
attached to the ASSURED even in the
absence of such agreement,

b. loss arising out of:
(1)libel, slander, wrongful
entry, eviction, defamation, false
arrest, false imprisonment,
malicious prosecution, assault or battery,
(2)sickness, disease, physical
bodily harm, mental or emotional
distress or anguish, or death or
any person, or
(3)discrimination."
This Endorsement applies to loss
discovered after 12:01 a.m. on May 20,
2011.

ALL OTHER TERMS AND CONDITIONS OF
THIS BOND REMAIN UNCHANGED.


Date: June 24, 2011



ICAP Bond
Form 17-02-2365 (Ed. 10-00)





            FEDERAL INSURANCE COMPANY
            Endorsement No.: 3
            Bond Number:70437118


NAME OF ASSURED: PRECIDIAN ETFS TRUST
UNAUTHORIZED SIGNATURE ENDORSEMENT
It is agreed that this Bond is amended as follows:

1.By adding the following INSURING CLAUSE:
13.Unauthorized Signature Loss resulting directly from the ASSURED having accepted, paid or cashed any check or Withdrawal Order made or drawn on or against the account of the ASSURED'S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.
It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

2.By adding to Section 1., Definitions,
the following:
r. Instruction means a written order to
the issuer of an Uncertificated
Security requesting that the transfer,
pledge or release from pledge of the specified
Uncertificated Security be registered.

s. Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1)not represented by an instrument and
the transfer of which is
 registered on books  maintained for
that purpose by or on behalf of the issuer, and
(2)of a type commonly dealt in on
securities exchanges or markets, and
(3)either one of a class or series or
by its terms divisible into a
class or series of shares, participations, interests or obligations.



      ICAP Bond
      Form 17-02-5602 (Ed. 10-03)Page 1







t.Withdrawal Order means a non-negotiable instrument, other than an
Instruction, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer's account in the amount of funds stated therein.




This Endorsement applies to loss discovered after 12:01 a.m. on May 20,
2011.

       ALL OTHER TERMS AND CONDITIONS OF THIS BOND
REMAIN UNCHANGED.


Date: June 24, 2011




      ICAP Bond
      Form 17-02-5602 (Ed. 10-03)Page 2







           FEDERAL INSURANCE COMPANY

           Endorsement No.: 4

           Bond Number:70437118



NAME OF ASSURED:PRECIDIAN ETFS TRUST

TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.By adding the following INSURING CLAUSE:

14.Telefacsimile Instruction

Loss resulting directly from the
ASSURED having transferred, paid or
delivered any funds or other Property
or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a Customer, financial institution or another office of the ASSURED by Telefacsimile directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or Property or the establishment of a credit or the debiting of an account or the giving of value by the ASSURED where such Telefacsimile instructions:


a.bear a valid test key exchanged
between the ASSURED and a Customer
or another financial institution with
authority to use such test key for
Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and


 b.fraudulently purport to have been
sent by such Customer or financial
institution when such Telefacsimile
instructions were transmitted without the knowledge or consent of such Customer or financial institution by a person other than such Customer or financial institution and which bear a Forgery of a signature, provided that the Telefacsimile instruction was verified by a direct call back to an employee of the financial institution, or a person thought by the ASSURED to be the Customer, or an employee of another financial institution.

2.By deleting from Section 1., Definitions, the definition of Customer in its entirety, and substituting the following:


d. Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment
Company which has a written agreement with the ASSURED for Voice Initiated Funds
Transfer Instruction or Telefacsimile
Instruction.



      ICAP Bond
      Form 17-02-2367 (Rev. 10-03)Page 1







3.By adding to Section 1., Definitions, the following:

u.Telefacsimile means a system of
transmitting written documents by
electronic signals over telephone lines
to equipment maintained by the ASSURED for the purpose of reproducing a copy of said document. Telefacsimile does not mean electronic communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4.By adding to Section 3., Specific
Exclusions Applicable to All Insuring
Clauses Except Insuring
 Clause 1. the following:

j.loss resulting directly or indirectly
from Telefacsimile instructions
provided, however, this

exclusion shall not apply to this
INSURING CLAUSE.




This Endorsement applies to loss
discovered after
12:01 a.m. on May 20,
 2011.


ALL OTHER TERMS AND CONDITIONS OF
THIS BOND REMAIN UNCHANGED.


Date: June 24, 2011




ICAP Bond
Form 17-02-2367 (Rev. 10-03)Page 2







ENDORSEMENT/RIDER
Effective date of  this endorsement/rider:
May 20, 2011FEDERAL INSURANCE COMPANY
Endorsement/Rider No.5
To be attached to and
form a part of Bond No.70437118


Issued to: PRECIDIAN ETFS TRUST
COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS
It is agreed that this insurance does
not apply to the extent that trade
or economic sanctions or other
similar laws or regulations prohibit the coverage provided by this insurance.



The title and any headings in this
endorsement/rider are solely for
convenience and form no part of the
terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.



14-02-9228 (02/2010)
Page 1





ENDORSEMENT/RIDER
Effective date of this endorsement/rider:
May 20, 2011FEDERAL INSURANCE COMPANY
Endorsement/Rider No.6 To be attached to and form a part of Bond No.70437118


Issued to: PRECIDIAN ETFS TRUST
DELETING VALUATION-OTHER PROPERTY AND
AMENDING CHANGE OR MODIFICATION
ENDORSEMENT In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1.The paragraph titled Other Property in
Section 9, Valuation, is deleted
in its entirety.

2.The third paragraph in Section 16,
Change or Modification, is deleted in
its entirety and replaced with the following:
If this Bond is for a joint ASSURED, no
change or modification which
would adversely affect the rights of the ASSURED shall be effective prior to sixty
(60) days after
written notice has been furnished to all insured Investment Companies and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.


The title and any headings in this
endorsement/rider are solely for
convenience and form no part of the
terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.



17-02-2437 (12/2006) rev.
Page 1





         ENDORSEMENT/RIDER
Effective date of this endorsement/rider:
May 20, 2011FEDERAL INSURANCE COMPANY
Endorsement/Rider No.7 To be attached to and form a part of Bond No.70437118
Issued to: PRECIDIAN ETFS TRUST


AUTOMATIC INCREASE IN LIMITS ENDORSEMENT
In consideration of the premium charged, it is agreed that GENERAL
AGREEMENTS, Section C. Additional
Offices Or Employees-Consolidation, Merger
Or Purchase Or Acquisition Of
Assets Or Liabilities-Notice To
Company, is amended by adding the following subsection:
Automatic Increase in Limits for Investment
Companies
If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940 (the "Act"), due to:

(i)the creation of a new Investment Company, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or

(ii)an increase in asset size of current
Investment Companies covered
under this Bond,then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.


The title and any headings in this
endorsement/rider are solely for
convenience and form no part of the
terms
and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.



14-02-14098 (04/2008)
Page 1